UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR FINANCIAL AND DIVIDEND TARGETS UNDER THE CAPTIONS “2. FINANCIAL TARGETS” AND “3. CAPITAL POLICY” AND IN THE “OUTLINE OF NEW MEDIUM-TERM MANAGEMENT PLAN.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
	Name:	Masahiko Tsutsui
	Title:	General Manager, Financial Accounting Dept.

Date:    May 15, 2020

[NEWS RELEASE]

May 15, 2020

Sumitomo Mitsui Financial Group, Inc.

Announcement of New Medium-term Management Plan

TOKYO, May 15, 2020 — Sumitomo Mitsui Financial Group, Inc. (President and Group CEO: Jun Ohta; our corporate group will hereinafter be referred to as “SMBC Group”) today announced the formulation of our new Medium-term Management Plan (referred to as “Medium-term Management Plan”), for the three years starting from April 1, 2020, and releases details as follow.

As we move forward with our Medium-term Management Plan, considering the significant impact on people’s lives and the economy caused by COVID-19, we strive to ensure the health and safety of our customers and employees. Furthermore, we will support our customers through financial services and be committed to contributing to the medical industry and society overall.

The business environment surrounding financial institutions is expected to remain challenging as the global economy slows down while “low growth, low interest rate, low inflation” become the new norm and the economic stagnation in Japan remains due to challenges including the declining population. Under these circumstances, we have a strong sense of urgency over the long-term success of SMBC Group because we could not overcome the severe competition if we continue excursively to focus on our current business model and operational management.

On the other hand, structural changes in the global economy and society are undergoing with technological advances such as rising of digital native generation and popularization of sharing economy. In the financial industry, unbundling and re-bundling of various services are occurring with transcending barriers of industries, and these not only make competition more intensifying but also provoke various types of reassessment in regulation. In addition, as climate change and other environmental and social issues are worsening on a global scale, the momentum to pursue a sustainable society is rising and financial institution’s role to realize that is also increasing.

Based on these assumptions, in the Medium-term Management Plan, we will pursue major reform of our business model and explore new businesses to overcome the dynamic change of the business environment. Thereby, we will aim at providing solutions for the problems and challenges of our customers and society and pursue sustainable growth in order to further enhance our corporate value.

1. Core Policy

Under the Medium-term Management Plan, we have established three core policies in order to make an important step towards the realization of our new Vision of becoming “A trusted global solution provider committed to the growth of our customers and advancement of society.”

Business Strategy	(1) Transformation	: Transform existing businesses
	(2) Growth	: Seek new growth opportunities
Management Base	(3) Quality	: Elevate quality in all aspects

Business Strategy

(1) Transformation: Transform existing businesses

Improve profitability and efficiency by engaging in business model transformation and structural cost reform among major business areas while ensuring strategic resource allocation.

Specifically, mainly in the domestic business, we will rebuild the business franchise and preform strategic reallocation of resources corresponding to the market potential and pursue the improvement of both our service quality and business productivity through branch reorganization, digitalization, and streamlining of our business administration. Furthermore, in business areas where there is growth potential, we will aim to enhance our capability of providing high-quality solutions to our customers and strengthen competitiveness of our products and services by restructuring the business model and organizational structure to maximally leverage our group capability.

(2) Growth: Seek new growth opportunities

Explore new growth opportunities including non-financial business fields and generate new added value by making investments for the future to increase our profit base.

Specifically, we will (a) strengthen asset-light businesses such as asset management and payment/transaction in response to the structural change in the financial market, (b) expand our business franchise in Asia where medium- to long term growth is expected, and (c) develop new businesses that provide solutions utilizing data and digital technology to expand our business base for future growth. To pursue such strategy, in addition to organic growth, we will actively seek inorganic growth opportunities by leveraging our sufficient capital level.

Under our business strategy of “Transformation” and “Growth”, we have identified “Seven Key Strategies”.

Seven Key Strategies

①	Pursue sustainable growth of wealth management business

②	Improve productivity and strengthen solutions in the domestic wholesale business

③	Enhance overseas CIB business to improve asset / capital efficiency

④	Hold the number one position in payment business

⑤	Enhance asset-light business on a global basis

⑥	Expand franchise in Asia and strengthen digital banking

⑦	Develop digital solutions for corporate clients

Management Base

(3) Quality: Elevate quality in all aspects

Make a consistent effort to enhance our management system and corporate infrastructure as a global financial institution to fulfill the expectations of our stakeholders.

Specifically, as a basic management policy, we continue to ensure our customer-oriented approach and at the same time, we will take further actions such as promoting green finance and financial education programs to contribute to a sustainable society. In addition, we will continue to sophisticate human resource management and development to have employees perform at their full potential, and we will develop flexible and robust IT infrastructure in order to create new added value through digitalization and strengthen the capability of cyber security. Furthermore, in order to enforce sound risk-taking, we will strive to sophisticate the risk appetite framework and practice business management in an effective and scientific manner and will further enhance our governance system in overseas businesses, including risk management and compliance areas as a foundation of sustainable growth of our global business.

2. Financial Targets

We will aim to improve our capital efficiency through the sustainable growth of bottom line profit and disciplined capital management. In addition, we strive to steadily reduce the “base expenses”, our new business management indicator introduced to balance the investment for future growth and proper control of cost. As for financial soundness, we will continue to maintain an adequate capital level to meet regulatory requirement on a post-Basel III reforms basis.

Financial Targets for FY3/23

Profitability	ROCET1*[1]	≥ 8.5%	Improve capital efficiency while focusing on CET1 management
Efficiency	Base expenses*[2]	< FY3/20 results	Balance growth investment and cost control by reducing the base expenses
Financial Soundness	CET1 ratio*[1]	c.10%	Secure ample level of capital on a post-Basel III reforms basis

*[1]	Post-Basel III reforms basis, excludes net unrealized gains on other securities
*[2]	G&A expenses excluding revenue linked cost, prior investment cost and others

Depending on the impact of COVID-19, we will flexibly make downward adjustments to the financial targets for FY2020 if necessary.

3. Capital Policy

We will enhance shareholder value by achieving a healthy balance among securing financial soundness, enhancing shareholder returns, and investing for growth. We will ensure CET1 ratio of c.10%, and allocate profit accumulated in the future to both shareholder returns and investing for growth. Dividends will be our principal approach for shareholder returns. In addition, we will proceed with share buybacks on a flexible basis. We aim to pay progressive dividends and seek to achieve a dividend payout ratio of 40% by the end of this Medium-term Management Plan.

Furthermore, in response to COVID-19, we will operate capital management in a flexible manner by temporarily allowing our CET1 ratio to go below the financial target of c.10% in order to meet the financing demands from our customers.

End.

Outline of New Medium-term Management Plan
Our Vision
A trusted global solution provider committed to the growth of our customers and advancement of society
Core Policy
Transformation
Transform existing businesses
Growth
Seek new growth opportunities
Quality
Elevate quality in all aspects
Capital Policy
Financial Targets for FY 3/23
Achieve a healthy balance among securing financial soundness, enhancing shareholder returns, and investing for growth For shareholder returns, dividends will be our principal approach and will proceed with share buybacks on a flexible basis

•	Progressive dividends
•	Dividend payout ratio target of 40% by the end of FY3/23

Profitability
ROCET1*1 ≥ 8.5%
Efficiency
Base expenses*2
< FY3/20 results
Financial Soundness
CET1 ratio*1 c.10%
*1 Post-Basel III reforms basis, excludes net unrealized gains on other securities
*2 G&A expenses excluding revenue linked cost, prior investment cost and others
Copyright © 2020 Sumitomo Mitsui Financial Group.
All Rights Reserved.

Seven Key Strategies
Transformation
Transform existing businesses
Growth
Seek new growth opportunities
1 Pursue sustainable growth of wealth management business
2 Improve productivity and strengthen solutions in the domestic wholesale business
3 Enhance overseas CIB business to improve asset / capital efficiency
4 Hold the number one position in payment business
5 Enhance asset-light business on a global basis
6 Expand franchise in Asia and strengthen digital banking
7 Develop digital solutions for corporate clients
Copyright © 2020 Sumitomo Mitsui Financial Group.
All Rights Reserved.